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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

 (Check one) / / Form 10-K   / / Form 20-F    /X/ Form 10-Q     /  / Form N-SAR

  For Period Ended:  MARCH 31, 2003

        (  ) Transition Report on Form 10-K
        (  ) Transition Report on Form 20-F
        (  ) Transition Report on Form 11-K
        (  ) Transition Report on Form 10-Q
        (  ) Transition Report on Form N-SAR

  For the Transition Period Ended:  NOT APPLICABLE

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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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  If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

  PART I - REGISTRANT INFORMATION

  SIFCO INDUSTRIES, INC.
  ----------------------
  (Full name of Registrant)

  ----------------------
  (Former Name if Applicable)
  970 EAST 64TH STREET
  ----------------------
  (Address of Principal Executive Office (Street and Number))

  CLEVELAND, OHIO  44103
  ----------------------
  (City, State and Zip Code)

  PART II - RULES 12b-25(b) AND (c)

  If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

        (b) The subject annual report, semiannual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day
[ X ] following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

THE REGISTRANT IS UNABLE TO FILE THE SUBJECT REPORT IN A TIMELY MANNER BECAUSE THE REGISTRANT WAS NOT ABLE TO COMPLETE TIMELY ITS FINANCIAL STATEMENTS AND REQUIRED DISCLOSURES WITHOUT UNREASONABLE EFFORT OR EXPENSE.

THE REGISTRANT INTENDS TO FILE SUBJECT REPORT NO LATER THAN THE FIFTH CALENDAR DAY FOLLOWING THE PRESCRIBED DUE DATE, AS CONTEMPLATED BY RULE 12b-25 (b) (2) PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

FRANK A. CAPPELLO            216              881-8600
-----------------            ---              --------
     (Name)             (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15 (d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to files such report(s) been filed? If answer is no, identify report(s).

 /X/  Yes     /  /  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by earnings statement to be included in the subject report or portion thereof?

/X/  Yes     /  /  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

REGISTRANT ANTICIPATES THAT ITS OPERATING RESULTS WILL BE IMPACTED IN THE SECOND QUARTER OF FISCAL 2003 BY PERSONNEL TERMINATION CHARGES AND LONG-LIVED ASSET IMPAIRMENT CHARGES RESULTING FROM ITS RECENT DECISIONS TO DISCONTINUE OPERATIONS AT ONE OF ITS TURBINE COMPONENT SERVICES AND REPAIR GROUP'S FACILITIES AND TO CONTINUE TO OPTIMIZE ITS REMAINING COMPONENT REPAIR CAPACITY THROUGH CONSOLIDATION OF OPERATIONS AND OTHER PRODUCTIVITY IMPROVEMENT EFFORTS. THE REGISTRANT IS UNABLE TO PROVIDE ACCURATE QUANTITATIVE AMOUNTS OF SUCH CHARGES UNTIL IT HAS COMPLETED ITS PREPARATION OF THE FINANCIAL STATEMENTS FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2003.

                             SIFCO INDUSTRIES, INC.
                             ----------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf be the undersigned hereunto duly authorized.


Date:  May 14, 2003
       ------------

By:  /s/ Frank A. Cappello
     ---------------------
         Frank A. Cappello
         Vice President - Finance and
         Chief Financial Officer
         (Principal Financial Officer)